UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

In compliance with the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies the holders of its ordinary shares, par value NIS 1.00 per share (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) regarding its upcoming 2023 annual general meeting of shareholders (the “Meeting”). The Meeting will be held at Formula’s offices, located at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, at 2:00 p.m. (Israel time) on Thursday, May 9, 2024. The record date for the determination of the holders of Ordinary Shares entitled to vote at the Meeting is Tuesday, April 9, 2024.

The formal notice and proxy statement, and proxy card, for the Meeting are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K, as listed below:

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2023 Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. 2023 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 4, 2024	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

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